June 28, 2011

Via Edgar and Federal Express

Ms. Kate Tillan
Assistant Chief Accountant
Division Corporate Finance

United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3030

Re:	Helix Wind, Corp. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 31, 2011 Form 10-Q for the Quarterly Period Ended March 31, 2011 Filed April 25, 2011 (File No. 000-52107)

Dear Ms. Tillan:

We hereby submit a response to the letter of comment, dated June 13, 2011 (“Comment Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the fiscal year ended December 31, 2010, filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2011 (“Form 10-K”), and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011.

The Company’s responses are numbered to correspond to the numbering in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirely. We are also sending courtesy copies of this letter to you by Federal Express.

Form 10-K for the Fiscal Year Ended December 31. 2010

Comment No. 1:

We note from your responses to prior comments 2, 5, 7, 9 and 12, that you plan to amend your Form 10-K. Please note that we may have additional comments upon review of that amendment.

Response:

The Company understands that additional comments may result from your review of the Company’s amended filing.

Helix Wind ·13125 Danielson St., Ste 101 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628

Item 9A. Controls and Procedures, page 29

Comment 2:

Please refer to prior comment 1. We note your response to our comment where you have provided revised Item 9A disclosures. Please confirm that you will include such disclosures in your amendment to your Form 10-K.

Response 2:

We confirm that we will include such disclosures in our amendment to our Form 10-K.

Item 15. Exhibits. Financial Statement Schedules, page 40

Comment 3:

Please tell us where you have filed as an exhibit a complete copy of your articles of incorporation as amended in accordance with Regulation S-K Item 601(b)(3)(i). In this regard, we note the amendments to your articles of incorporation that became effective on December 18, 2006 and November 14, 2008 which do not appear to have been filed.

Response:

We confirm that we will include the articles of incorporation and any amendment to the articles of incorporation as exhibits in our amendment to our Form 10K.

Financial Statements, page F-l

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page F-6

Fair Value of Financial Instruments, page F-l 0

Comment 4:

It does not appear that your short term debt and convertible notes are carried at fair value. Please tell us why you included these instruments in your disclosure.

Helix Wind ·13125 Danielson St., Ste 101 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628

Response:

We will revise our disclosure table as follows:

	December 31, 2010				December 31, 2009
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	Quoted Prices in Active Markets or Identical Assets	Significant Other Observable Inputs	Significant Unobservable Input		Quoted Prices in Active Markets or Identical Assets	Significant Other Observable Inputs	Significant Unobservable Input
Assets:
Cash	$87,395	$-	$-	$87,395	$-	$-	$-	$-
Total assets	$87,395	$-	$-	$87,395	$-	$-	$-	$-

Liabilities:
Derivative liability	-	7,652,022	-	7,652,022	-	30,854,755	-	30,854,755
Total liabilities	$-	$7,652,022	$-	$7,652,022	$-	$30,854,755	$-	$30,854,755

The carrying value of the derivative liability is considered to approximate fair market value, as the inputs and assumptions used in its valuation are based on significant other observable inputs of variable reference rates and volatilities.

Comment 5:

In this regard, please tell us why you consider the valuation of derivative liabilities using the Black-Scholes option pricing model to be a Level 2 valuation as opposed to Level 3. Refer to ASC 820-10-35-37 to 35-39.

Response:

According to ASC 820-10-35-38, the fair value hierarchy prioritizes the inputs to valuation techniques, not the valuation techniques. For example, a fair value measurement using a present value technique might fall within Level 2 or Level 3, depending on the inputs that are significant to the measurement in its entirety and the level in the fair value hierarchy within which those inputs fall.

Our derivative liabilities are measured at fair value at each reporting period with gains and losses recognized in current earnings.  The Company calculated the fair value of these instruments using the Black-Scholes pricing model. The significant assumptions used in the calculation of the instruments’ fair value as of December 31, 2010 are: weighted-average volatility 59%-75%, which is based on the average stock price volatilities of publicly traded companies sharing the same SIC code and operating within the same space.  Management believes this assumption falls in the fair value hierarchy of a level 2 significant other observable input.  The risk-free rate assumption is comprised of the average rates of like-term treasury securities as quoted by the Board of Governors of the Federal Reserve System H.15 selected daily interest rates, management also believes to  represent level 2 significant other observable inputs. Our derivative liabilities have specified contractual terms of 3 to 5 years, which we approximate as the expected term of our liabilities.  Level 2 inputs are observable for substantially the full term of liability (i.e. risk free rate and volatility) and as such, management believes our expected terms input to be Level 2 in accordance with ASC 820-10-35-48.

Helix Wind ·13125 Danielson St., Ste 101 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628

Note 5. Debt, page F-l2

Comment 6:

Please refer to prior comment 5. As previously requested, please tell us where the issuance of 4.8 million shares to Mr. Gardner is reflected in your consolidated statements of stockholders' equity.

Response:

The 4,800,000 shares issued to Mr. Gardner are included in the Company’s statements of shareholder’s equity in the line item called “New stock issuance” as part of the 61,154,074 shares issued.

Note 6. Derivative Liabilities, page F-l 7

Comment 7:

We note from your response to prior comment 9 that you intend to amend the filing to remove the charge related to the excess share liability. Please describe for us in greater detail how you intend to restate your financial statements to remove this charge. Tell us the periods that would be impacted, quantify the amount that will be adjusted and describe how this charge was "already recorded in the Company's financial results for the year ended December 31, 2010." In this regard, please also note that any restatement should be accompanied by the disclosures required by paragraphs 50-7 to 50-10 of FASB ASC 250-10 and the periods adjusted should labeled as "restated".

Response:

This charge was initially recognized in the fourth quarter for the year ending December 31, 2010.  The Company recognized a charge of $3,531,976.  The Company intends to amend its 10K for the year ending December 31, 2010 and remove this charge and reduce the related derivative liability for $3,531,976.  The Company had already recognized this amount in its calculation of derivative liabilities in that the embedded conversion features and warrants had already considered the number shares each would be converted into in the calculation.  We realized that the derivative liability amount for the shares in excess of the Company’s authorized amount was already considered in its calculation of the embedded conversion features and warrants and therefore the related derivative liability was overstated.  The Company notes that any amendments filed for restated amounts will be filed in accordance with Accounting Standards Codification (ASC) 250-10 (50-7 to 50-10).

Helix Wind ·13125 Danielson St., Ste 101 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628

Comment 8:

Please also show us your proposed revised disclosure for Note 6.

Response:

Below is the revised disclosure for Note 6 to be included in the Company’s amended 10K for the year ended December 31, 2010:

The Company issued financial instruments in the form of warrants and convertible notes payable with embedded conversion features.  All of the convertible notes payable and warrants contain an anti-dilution provision which “re-set” the related conversion rate and exercise price if any subsequent equity linked instruments are issued with rates lower than those of the outstanding equity linked instruments.  The Company also issued convertible notes payable with variable conversion rates.

The conversion features of both the convertible notes payable and warrants were analyzed for derivative liabilities under GAAP and the Company has determined that they meet the definition of a derivative liability due to the contracts obligations.  Derivative instruments shall also be measured at fair value at each reporting period with gains and losses recognized in current earnings.  The Company calculated the fair value of these instruments using the Black-Scholes pricing model. The significant assumptions used in the calculation of the instruments fair value are detailed in the table below.

Derivative Liability - Embedded Conversion Features

During the year ended December 31, 2010, the Company recorded derivative liabilities for embedded conversion features related to convertible notes payable of $3,219,766. During the year ended December 31, 2010, $3,604,757 of convertible notes payable was converted into common stock of the Company.  The Company performed a final mark-to-market adjustment for the derivative liability related to the convertible notes and the carrying amount of the derivative liability related to the conversion feature of $4,070,148 was re-classed to additional paid in capital on the date of conversion in the accompanying statements of shareholders’ deficit.  During the year ended December 31, 2010, the Company recognized a gain of $11,231,285 based on the change in fair value (mark-to-market adjustment) of the derivative liability associated with the embedded conversion features in the accompanying statement of operations.  The value of the derivative liability associated with the embedded conversion features was $4,120,059 at December 31, 2010.

Helix Wind ·13125 Danielson St., Ste 101 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628

Derivative Liability - Warrants

During the year ended December 31, 2010, the Company recorded a derivative liability of $747,669 for the issuance of warrants.  During the year ended December 31, 2010, 1,468,660 warrants were exercised on a cashless basis.  The Company performed a final mark-to-market valuation for the derivative liability associated with the exercised warrants and the fair value carrying amount of the derivative liability on the date of exercise of $738,112 was reclassified to additional paid in capital in the accompanying statement of shareholders’ deficit.  During the year ended December 31, 2010, the Company recognized a gain of $14,662,585 based on the change in fair value (mark-to-market adjustment) of the derivative liability associated with the warrants in the accompanying statement of operations.  The value of the derivative liability associated with the warrants was $0 at December 31, 2010. These derivative liabilities have been measured in accordance with fair value measurements, as defined by GAAP.

The following table represents the Company’s derivative liability activity for both the embedded conversion features and the warrants:

December 31, 2009	$30,854,755
Issuance of derivative financial instruments	3,967,435
Conversion or cancellation of derivative financial instruments	(4,808,260)
Mark-to-market adjustment to fair value at December 31, 2010	(25,893,884)
December 31, 2010	$4,120,046

Helix Wind ·13125 Danielson St., Ste 101 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628

These instruments were not issued with the intent of effectively hedging any future cash flow, fair value of any asset, liability or any net investment in a foreign operation.  The instruments do not qualify for hedge accounting, and as such, all future changes in the fair value will be recognized currently in earnings until such time as the instruments are exercised, converted or expire.   The following assumptions were used to determine the fair value of the derivative liabilities as of December 31, 2010:

December 31, 2010
Weighted-average volatility	59% - 75%
Expected dividends	0.0%
Expected term	3 to 5 years
Risk-free rate	1.32% to 2.95%

Comment 9:

Please explain to us why you used the Black-Scholes valuation method in calculating the fair value of the derivative liabilities for the warrants and convertible notes with price protection features. In this regard, explain to us how these valuation methods take into account the anti-dilution features of those instrument.

Response:

When considering valuation methods, the Company considered the following: (a) the valuation method must be applied consistent with fair value measurements (b) is based on established principles of economic theory and (c) reflects all substantive characteristics of the instrument.  The Company does agree that the Binomial Model does consider certain characteristics of these instruments that the Black Scholes does not, however, the difference between the two models did not result in a material difference.  The Company valued these instruments using the Binomial Model which resulted in an increase of the related derivative liability of approximately $132,000 (see Table No. 1 below).  Table No. 2 shows the percentage impact of the difference in valuation methods to the revised total liabilities, total stockholders’ deficit and net income as well as the impact on earnings per share, both basic and diluted after the adjustment for the reversal of the excess share liability (see response to comment 7).  The Company believes the differences in fair value resulting from the Black Scholes and the Binomial Model are not material since there is no change in the reported earnings per share of the Company. The Company does believe the Binomial Model to be a more appropriate valuation technique since it considers all of the characteristics of the related instruments and, therefore, will use this valuation method prospectively.

Helix Wind ·13125 Danielson St., Ste 101 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628

Table No. 1

	Binomial	10-K	Increase in
	Model	As filed	Derivative Liability
Fair value of embedded conversion feature using the Binomial Model	$4,241,834	$4,120,059	$121,775
Fair value of warrants using the Binomial Model	$10,396	$-	$10,396
	$4,252,230	$4,120,059	$132,171

Table No. 2

	10-K As Filed	Adjustment To Reverse Excess Share Liability	Revised	% of Revised Resulting From Valuation Method
Total liabilities	$10,147,252	$(3,531,976)	$6,615,276	2.0%
Total stockholders’ deficit	$(9,685,485)	$3,531,976	$(6,153,509)	(2.1%)

Net income	$8,386,617	$3,531,976	$11,918,593	1.1%

Earnings per share – basic	$0.04		$0.05	No change
Earnings per share - diluted	$0.00		$0.01	No change

Helix Wind ·13125 Danielson St., Ste 101 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628

Form 10-O for the Fiscal Quarter Ended March 31. 2011 Item 4. Controls and Procedures, page 32

Comment 10:

Given your response to prior comment 13, please tell us why you continue to disclose material weaknesses and how those material weaknesses were considered in management's conclusion regarding the effectiveness of disclosure controls and procedures. Also, given the changes noted to your internal controls over financial reporting as discussed in your response, please tell us how you considered the disclosures required by Item 308(c) of Regulation S-K.
Response:

We will revise our Evaluation of Disclosure Controls and procedures as follows:

Pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934 ("Exchange Act"), our management, under the supervision and with the participation of our Chief Operating Officer (who is our executive principal officer) and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of March 31, 2011, the end of the period covered by this Quarterly Report on Form 10-Q. Based upon that evaluation, our Chief Operating Officer and Chief Financial Officer concluded that, as of March 31, 2011, our disclosure controls and procedures were not effective.

Also, given the changes noted to your internal controls over financial reporting as discussed in your response, please tell us how you considered the disclosures required by Item 308(c) of Regulation S-K.

Management has considered the changes noted in our ICFR and will amend our Item 4 disclosure as follows:

In the fiscal quarter ended March 31, 2011, James Tilton was appointed as the Chief Operating Officer and a director of the Company, and Kevin Claudio resigned as a director of the Company.  Mr. Tilton is considered to be the principal executive officer of the Company.  Other than these changes, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Acknowledgments

Comment 11:

As previously requested, please provide a written statement from the company cknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Helix Wind ·13125 Danielson St., Ste 101 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

We confirm and the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing adequately responds to the Commission’s comments regarding the Company’s filings. Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (619) 990-2789.

Very truly yours, /s/ Kevin Claudio Kevin Claudio Chief Financial Officer

Helix Wind ·13125 Danielson St., Ste 101 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628